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                        1934 Act Registration No. 1-14700

                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 2003

                 Taiwan Semiconductor Manufacturing Company Ltd.

                 (Translation of Registrant's Name Into English)

                              No. 8, Li-Hsin Rd. 6,
                         Science-Based Industrial Park,
                                Hsin-Chu, Taiwan
                    (Address of Principal Executive Offices)

            (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

            Form 20-F    X                           Form 40-F
                      -------                                  -------

            (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

            Yes                                            No    X
                -------                                       -------

(If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:_________ .)

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                                   SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 Taiwan Semiconductor Manufacturing Company Ltd.


Date: November 19, 2003          By /s/ Lora Ho
                                   -------------------------------
                                     Lora Ho
                                     Vice President & Chief Financial Officer

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              TSMC and OmniVision to Establish Joint Venture VisEra

         VisEra Offers Backend Manufacturing Services for Image Sensors

Hsinchu, Taiwan, November 19, 2003 - Taiwan Semiconductor Manufacturing Company Ltd. (TAIEX: 2330, NYSE: TSM) ("TSMC") and OmniVision Technologies, Inc. (Nasdaq:OVTI), today announced that the two companies have reached an agreement to establish a new joint venture - VisEra Technology Company, Ltd. (VisEra) - to offer backend services for image capturing integrated circuit and module. The total investment of the joint venture is expected to be approximately US$ 50 million.

Ms. Lora Ho, TSMC spokesperson, vice president and chief financial officer, noted that, "With an aim to offer all CMOS image sensor customers with more competitive services, TSMC and OmniVision plan to establish VisEra to integrate backend manufacturing services for image sensors, including color filters. In addition, Mr. Michael Tsai will serve as the Chairman of VisEra."

                              #     #     #

About TSMC

TSMC is the world's largest dedicated semiconductor foundry, providing the industry's leading process technology and the foundry industry's largest portfolio of process-proven library, IP, design tools and reference flows. The company operates one advanced 300mm wafer fab, five eight-inch fabs and one six-inch wafer fab. TSMC also has substantial capacity commitments at its wholly-owned subsidiary, WaferTech, and its joint venture fab, SSMC. In early 2001, TSMC became the first IC manufacturer to announce a 90-nm technology alignment program with its customers. TSMC's corporate headquarters are in Hsinchu, Taiwan. For more information about TSMC please see http://www.tsmc.com.

About OmniVision

OmniVision Technologies designs, develops and markets high performance, highly integrated and cost efficient semiconductor image sensor devices. Our main product, an image sensing device called the CameraChip, is used to capture an image in a wide variety of consumer commercial mass market applications including digital still cameras, cell phones and video game consoles. OmniVision believes that its highly integrated CameraChips enable camera device manufacturers to build camera products that are smaller, consume less power, cost less and are less complex and more reliable than cameras using either traditional CCDs or multiple chip CMOS image sensors. OmniVision believes that it supplies one of the most highly integrated single chip CMOS image sensor solutions available today. OmniVision's CameraChips are currently used in a number of consumer and commercial applications such as digital still and video cameras, cell phones, personal digital assistants, personal computer cameras, toys and games, including interactive video games, and security surveillance cameras.


                               #     #     #


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TSMC Spokesperson:
-----------------

Ms. Lora Ho
Vice President & CFO
Tel: 886-3-566-4602

For further information, please contact:


Mr. J.H. Tzeng                 Mr. Jesse Chou               Ms. Shan-Shan Guo
PR Department Manager, TSMC    PR Manager, TSMC             PR Manager, TSMC
Tel: 886-3-666-5028(O)         Tel: 886-3-666-5029(O)       Tel: 886-3-666-5033(O)
     886-928-882-607(Mobile)        886-932-113-258(Mobile)      886-939-059-246 (Mobile)
Fax: 886-3-567-0121            Fax: 03-5670121              Fax: 03-5670121
E-mail: jhtzeng@tsmc.com       E-Mail: jhchoua@tsmc.com     Email: ssguo@tsmc.com